UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  October, 2008

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Directorate Change

Directorate Change
s

Pearson announces the appointment of Ken Hydon to its Personnel Committee and of C K Prahalad to its Nomination Committee.

Following these appointments, the membership of the Committees will be:

Personnel Committee
: David Arculus (chairman), Terry Burns, Ken Hydon and Glen Moreno.

Nomination Committee
: Glen Moreno (chairman), David Arculus, Terry Burns, Patrick Cescau, Susan Fuhrman, Ken Hydon, C K Prahalad and Marjorie Scardino.

For more information:
Luke Swanson/ Simon Mays-Smith
/Charles Goldsmith
: +44 (0) 20 7010 2310

Note to editors:
Ken Hydon, aged 63, became a non-executive director of Pearson in February 2006. He is a non-executive director of Tesco plc, Reckitt Benckiser plc and Royal Berks NHS Foundation Trust. He was previously financial director of Vodafone Group plc and subsidiaries of Racal Electronics.

CK Prahalad, aged 67, became a non-executive director of Pearson in May 2008. He is the Paul and Ruth McCracken Distinguished University Professor of Corporate Strategy at the University of Michigan Ross School of Business. He is a specialist in corporate strategy and the author of a number of bestselling business books including
Competing for the Future
 (with Gary Hamel),
The Future of Competition
 (with Venkratram Ramaswamy),
The Fortune at the Bottom of the Pyramid: Eradicating Poverty through Profits
 and
The New Age of Innovation
 (with MS Krishnan).

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   06 October, 2008

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary